UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

AMERITRANS CAPITAL CORPORATION

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

03073H108

(CUSIP number)

Michael Feinsod

c/o Ameritrans Capital Corporation

50 Jericho Quadrangle

Suite 109

Jericho, New York   11753

(212) 355-2449

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on following pages)

(Page 1 of 9 Pages)

SCHEDULE 13D
CUSIP No. 03073H108	Page 2 of 9 Pages

1)	NAME OF REPORTING PERSON

Infinity Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,078,735 shares
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,078,735 shares
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,078,735 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.8%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 03073H108	Page 3 of 9 Pages

1)	NAME OF REPORTING PERSON

Infinity Capital, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
N/A

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,078,735 shares
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,078,735 shares
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,078,735 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.8%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 03073H108	Page 4 of 9 Pages

1)	NAME OF REPORTING PERSON

Infinity Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
N/A

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,078,735 shares
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,078,735 shares
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,078,735 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.8%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 03073H108	Page 5 of 9 Pages

1)	NAME OF REPORTING PERSON

Shoulda Partners L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	16,250 shares
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	16,250 shares
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,250 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 03073H108	Page 6 of 9 Pages

1)	NAME OF REPORTING PERSON

Michael Feinsod

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
N/A

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	1,318,685 shares
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,318,685 shares
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,318,685 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.5%

14)	TYPE OF REPORTING PERSON
IN

This Amendment No. 10 is filed by (i) Infinity Capital Partners, L.P., a Delaware limited partnership (“Infinity”), (ii) Infinity Capital, LLC, a Delaware limited liability company (“Capital”), (iii) Infinity Management, LLC, a Delaware limited liability company (“Management”), (iv) Shoulda Partners L.P., a Delaware limited partnership (“Shoulda”), and (v) Michael Feinsod and amends the statement on Schedule 13D filed on December 18, 2002 as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 filed on June 3, 2003, June 7, 2004, June 22, 2004, June 10, 2005, July 29, 2005, December 14, 2005, December 18, 2006, October 30, 2008 and December 2, 2010, respectively, with respect to the shares of Common Stock, $.0001 par value (“Common Stock”) of Ameritrans Capital Corporation (the “Company”).

Item 4.  Purpose of Transaction.

             Item 4 is hereby amended as follows:

On April 12, 2011, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Renova US Holdings Ltd. (the “Purchaser”) providing for the issuance to the Purchaser of shares of Common Stock for an aggregate purchase price of up to $65,000,000.  Following the transactions contemplated by the Purchase Agreement, the Purchaser will own approximately 91.4% of the Common Stock of the Company.    A copy of the Purchase Agreement, including the exhibits thereto, was attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 14, 2011.

Concurrently with the execution of the Purchase Agreement, Infinity, Shoulda and Feinsod (the “Subject Persons”) and certain other stockholders entered into a Support Agreement (the “Support Agreement”) pursuant to which, among other things, the Subject Persons agreed to vote their shares in favor of the issuance of shares to the Purchaser and the other transactions contemplated by the Purchase Agreement.  The information contained in Item 6 and the Support Agreement, a copy of which is filed as Exhibit 8, are incorporated herein by reference.

Michael Feinsod is the Chairman of the Board, Chief Executive Officer, President and Chief Compliance Officer of the Company, but entered into the Support Agreement solely in his capacity as a stockholder of the Company.  SRK Associates LLC, Lances Property Development Corp. Pension Plan, Steven Etra, Blair Etra and Gary C. Granoff are also parties to the Support Agreement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             Item 6 is hereby amended as follows:

Pursuant to the Support Agreement, the Subject Persons agreed to vote 1,078,735 shares of Common Stock beneficially owned by them together with any additional shares of Common Stock or preferred stock of the Company acquired by the Subject Persons (or shares of Common Stock with respect to which the Subject Persons acquire voting rights) subsequent to the date of the Support Agreement (collectively, the “Subject Shares”): (i) in favor of (A) the adoption and approval of the amended and restated certificate of incorporation attached as Exhibit VII to the Purchase Agreement, (B) the issuance of the Purchased Stock pursuant to the Purchase Agreement, (C) the approval of the Investment Advisory Agreement attached as Exhibit V to the Purchase Agreement and (D) the adoption or approval of any other actions necessary to consummate the Initial Closing or other transactions contemplated by the Stock Purchase Agreement, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement (A) of the Company under the Purchase Agreement or (B) of the Subject Person under the Support Agreement, (iii) against any proposal made in opposition or in competition or inconsistent with the transactions contemplated by the Purchase Agreement, (iv) against any “Competing Proposal” (as defined in the Purchase Agreement) and (v) against any action, agreement, transaction or proposal that would reasonably be expected to result in any of the conditions to the Company's obligations under the Purchase Agreement not being fulfilled or that is intended to or would reasonably be expected to prevent, impede, interfere with, delay or adversely affect the Initial Closing or any of the other transactions contemplated by the Purchase Agreement or any of the related transaction agreements.

Each Subject Person also granted a proxy to the Purchaser, if the Subject Person fails to comply with its voting obligations under the Support Agreement,  to vote (or cause to be voted) and otherwise act with respect to all of the Subject Shares, at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, on the matters and in the manner specified above.

The obligation of the Subject Persons to vote in the manner set forth above will automatically cease to apply with respect to a number of shares held by the Subject Persons carrying an aggregate number of votes equal to 6% of the total voting power of all issued and outstanding Common Stock and outstanding preferred stock of the Company, if the Board of Directors of the Company effects a “Change of Recommendation” (as defined in the Purchase Agreement), except if the applicable Change of Recommendation is the result of a superior proposal under the Purchase Agreement and such superior proposal is subsequently withdrawn or is no longer a superior proposal.

Pursuant to the Support Agreement, each Subject Person also agreed not to (i) offer for sale, sell (including short sales), tender, pledge, encumber, assign or otherwise transfer or dispose of  or enter into any contract, option, derivative, hedging or other arrangement or understanding with respect to any or all of the Subject Shares or any interest therein, except to any affiliate of such Subject Person who agrees in writing to be bound by the terms of the Support Agreement as a stockholder, and, in the case of Feinsod, to members of his immediate family or trusts for the benefit of Feinsod or members of Feinsod’s immediate family, (ii) grant any proxies or powers of attorney, deposit any of the Subject Shares into a voting trust or enter into any other voting arrangement or permit to exist any lien of any nature whatsoever with respect to the Subject Shares (other than any liens created by or arising under the Support Agreement or existing by operation of law) or (iii) commit or agree to take any of the foregoing actions.

The foregoing description of the Support Agreement is a summary only and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as an Exhibit 8 hereto and is incorporated by reference herein.

Item 7.

Material to be Filed as Exhibits.

Item 7 is hereby amended as follows:

8.

Support Agreement

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2011

INFINITY CAPITAL PARTNERS, L.P.

By: Infinity Capital, LLC, its General Partner

By:   /s/ Michael Feinsod

Name:  Michael Feinsod

Title:    Managing Member

INFINITY CAPITAL, LLC

By:   /s/ Michael Feinsod

Name:  Michael Feinsod

Title:    Managing Member

INFINITY MANAGEMENT, LLC

By:   /s/ Michael Feinsod

Name:  Michael Feinsod

Title:    Managing Member

SHOULDA PARTNERS, L.P.

By:   /s/ Michael Feinsod

Name:  Michael Feinsod

Title:    General Partner

/s/ Michael Feinsod

Michael Feinsod